Exhibit 23.8

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement on Form S-4 of Energy Transfer Partners, L.P. of our report dated March 12, 2014, with respect to the combined balance sheets of the Midstream Assets of Eagle Rock Energy Partners, L.P. as of December 31, 2013 and December 31, 2012, and the related combined statements of operations, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in the Form 8-K/A of Regency Energy Partners, L.P. dated March 14, 2014, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

February 25, 2015